UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 1-4188
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
     NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NEWELL RUBBERMAID INC.
10B GLENLAKE PARKWAY
SUITE 300
ATLANTA, GA 30328

REQUIRED INFORMATION
Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:
1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Schedule
Exhibits.       The following exhibit is filed as a part of this annual report:
Exhibit 23.1 Consent of Ernst & Young LLP
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN
Date: June 28, 2007	/s/ Tom Nohl
Tom Nohl, Member,
Benefit Plans Administrative Committee

Financial Statements and Supplemental Schedule
Newell Rubbermaid 401(k) Savings and Retirement Plan
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Newell Rubbermaid 401(k) Savings and Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005, and Year Ended December 31, 2006

■ Ernst & Young LLP 621 East Pratt Street Baltimore, Maryland 21202	■ Phone: (410) 539-7940 Fax: (410) 783-3832 www.ey.com
Report of Independent Registered Public Accounting Firm
The Benefit Plans Administrative Committee
Newell Rubbermaid 401(k) Savings and Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Newell Rubbermaid 401(k) Savings and Retirement Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Baltimore, Maryland
June 25, 2007

Newell Rubbermaid 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value (See Notes 3 and 4)	$777,287,520	$714,303,881
Employer contribution receivable	18,516,007	21,026,815
Participants contribution receivable	17,817	17,160

Net assets available for benefits, at fair value	795,821,344	735,347,856
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,319,705	242,449

Net assets available for benefits	$797,141,049	$735,590,305

See accompanying notes.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment income:
Interest and dividends	$11,795,269
Net appreciation in fair value of investments	74,178,967

85,974,236

Contributions:
Participant	33,416,087
Employer	34,395,604
Rollover	3,883,590
Transfer in of Cardscan 401(k) Plan assets	1,573,824

73,269,105

Total additions	159,243,341

Deductions
Benefits paid to participants	97,459,854
Administrative expenses	232,743

Total deductions	97,692,597

Net increase	61,550,744
Net assets available for benefits – beginning of year	735,590,305

Net assets available for benefits – end of year	$797,141,049

See accompanying notes.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements
Year Ended December 31, 2006
1. Description of the Plan
The following description of the Newell Rubbermaid 401(k) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
Certain employees of the Newell Operating Company and subsidiaries (the Company) are eligible to participate in the Plan. Full-time employees, as defined, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of service, as defined. The Plan is administered by the Benefit Plans Administrative Committee, which is appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The portion of the Plan’s investments held in the Company Stock Fund is designated as an employee stock ownership plan (ESOP).
Effective August 1, 2006, the Cardscan Inc. 401(k) Plan merged with the Plan.
Contributions
Participants may elect to contribute up to 50% of pretax earnings, as defined by the Plan. A participant who is a resident of Puerto Rico shall be limited to 10% of pretax earnings. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of compensation plus 50% of the next 2% of compensation contributed by the participant. Certain employees at the Graco’s Children’s Products Inc. Century Division and the Rubbermaid, Inc. Home Products Division receive a match equal to 50% of the first 6% of compensation contributed by the participant. Certain union employees at the Rubbermaid, Inc. Home Products Division are eligible for an annual retirement contribution based on hours worked. These union employees generally must work 1,000 hours and be employed on the last day of the Plan year to receive the contribution. Beginning January 1, 2005, nonunion participants became eligible for an annual retirement savings contribution, which is determined based on the participant’s age and years of service. Also beginning January 1, 2005, nonunion participants hired prior to January 1, 2004, who were age 50 or older and were actively employed on January 1, 2005, became eligible for an annual transition retirement contribution, which is determined based on the participant’s age. Generally, participants must work 1,000 hours and be employed on the last day of the Plan year to receive the retirement savings and transition retirement contributions.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and an allocation of: (a) the union retirement contribution if applicable, (b) the retirement savings contribution if applicable, (c) the transition retirement contribution if applicable, and (d) the Plan’s earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and the Company’s matching contributions. Union retirement contributions vest over a seven-year graded schedule. The retirement savings and transition retirement contributions vest based on a five-year cliff vesting schedule. Forfeitures are used to pay the Plan’s expenses and reduce the Company’s matching or retirement contributions. Forfeitures available for future use were $1,714,676 and $811,981 at December 31, 2006 and 2005, respectively.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2006, ranged from 4% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions.
Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the vested value of their account, or upon death, disability, or retirement, elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant’s account will be made in equal installments over a period not exceeding five years. Benefits are recorded when paid.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Investment Options
All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan’s investment funds. In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined-contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s statements of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value for mutual funds and common stock equals the quoted market price on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
The INVESCO Stable Value Fund (synthetic guaranteed investment contract fund) is comprised of common/collective trust funds, wrappers, and a short-term interest fund. The fair value of the common/collective trust funds is based on the fair value of the underlying investments. The fair value of the wrap contracts for the synthetic GIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged, calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
All normal costs and expenses of administering the Plan and trust are paid by the Plan’s participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant’s individual account.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Plan’s financial statements are reasonable and prudent. Actual results may differ from those estimates.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
3. Investments
During 2006, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation
in Fair Value of
Investments
Newell Rubbermaid common stock	$12,303,910
Mutual funds	61,875,057

$74,178,967

The fair market value of individual assets that represent 5% or more of the Plan’s assets as of December 31 is as follows:

	2006	2005
American Funds Growth Fund of America	$102,887,819	$96,698,923
Vanguard Strategic Equity Fund	86,123,435	—
Franklin Small-Mid Cap Growth A Fund**	—	62,206,529
Newell Rubbermaid Inc. common stock*	67,520,731	57,513,337
American Century Income and Growth Fund****	—	58,316,946
American Century Large Company Value Fund	66,166,555	—
Dodge & Cox International Fund	61,814,547	—
J.P. Morgan International Equity Fund*/***	—	40,100,188
American Century Equity Index Fund	55,232,346	53,069,507
American Funds Balanced Fund	49,492,776	45,935,119
INVESCO Short-Term Bond Fund	46,350,407	38,646,364
INVESCO AAA Asset-Backed Securities Fund	41,283,796	40,424,747
PIMCO Total Return Fund	*****	39,356,128

*	Party in interest.

**	Balance was transferred to Vanguard Strategic Equity Fund on February 21, 2006.

***	Balance was transferred to Dodge & Cox International Fund on February 21, 2006.

****	Balance was transferred to American Century Large Company Value Fund on February 21, 2006

*****	Below 5% threshold.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
4. Investment Contracts
The Plan’s investments also include the INVESCO Stable Value Fund (the Fund), which invests primarily in synthetic guaranteed investment contracts, also known as wrapper contracts. In a wrapper contract structure, the underlying investments are held under the Fund through a group trust for retirement plan participants. The Fund purchases wrapper contracts from insurance companies and banks that credits a stated interest rate for a specified period of time. The wrappers guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated events. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuers of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.
The crediting rates are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include: (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

	2006	2005
Average yields:
Based on actual earnings	5.125%	4.931%
Based on interest rate credited to participants	5.102	4.747

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
4. Investment Contracts (continued)
The Fund also includes a short-term interest fund in the amount of $4,463,362 and $2,075,398 at December 31, 2006 and 2005, respectively. The Fund is included in the financial statements at fair value as reported by the respective insurance companies.
5. Related-Party Transactions
All expenses related to the trustee and record-keeping in connection with the operation of the Plan are paid by the Plan. All other costs are paid out of the Plan’s assets, except to the extent the Administrative Committee elects to have such expenses paid directly by the Company.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
9. Reconciliation of Net Assets Available for Benefits With Form 5500

	December 31
	2006	2005

Net assets available for benefits:
Net assets available for benefits at year-end as reported in the accompanying financial statements	$797,141,049	$735,590,305
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,319,705	242,449

Net assets available for benefits at year-end per Form 5500	$795,821,344	$735,347,856

Year Ended
December 31
2006
Net increase as reported in the accompanying financial statements	$61,550,744
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,077,256)

Net increase per the Form 5500	$60,473,488

The accompanying financial statements present fully benefit responsive contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit responsive investment contracts represents a reconciling item.

Supplemental Schedule

Newell Rubbermaid 401(k) Savings and Retirement Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2006

Current
Identity of Issue	Value

Registered investment companies:
American Funds Growth Fund of America	$102,887,819
American Century Large Company Value Fund	66,166,555
American Century Equity Index Fund	55,232,346
American Funds Balanced Fund	49,492,776
Vanguard Strategic Equity Fund	86,123,435
PIMCO Total Return Fund	37,372,331
Vanguard 2015	2,016,262
Vanguard 2025	3,038,989
Vanguard 2035	1,901,740
Vanguard 2045	2,298,347
Lord Abbett Small Cap Blend	33,690,280
Dodge & Cox International Fund	61,814,547

Total registered investment companies	502,035,427

Company stock:
Newell Rubbermaid Inc. common stock*	67,520,731

Total company stock	67,520,731

Other:
Short-Term Interest Fund*	39,491
Self Directed Accounts	4,267,356

Total other	4,306,847

Loans:
Participant loans (various maturities, interest rates from 4% to 10.5%)*	17,907,615

Total loans	17,907,615

INVESCO Stable Value Fund (synthetic guaranteed investment contract fund):
Short-term interest fund:
J.P. Morgan Chase Short Term Interest Fund*	4,463,362

Total short-term interest fund	4,463,362

Common/collective trust funds:
PIMCO AAA or Better Intermediate Fund	30,852,610
INVESCO Intermediate Government Fund	30,977,509
INVESCO AAA Asset-Backed Securities Fund	41,283,796
WAM AAA or Better Intermediate Fund	31,589,216
INVESCO Short-Term Bond Fund	46,350,407

Total common/collective trust funds	181,053,538

Total INVESCO Stable Value Fund	185,516,900

Total	$777,287,520

*	Party in interest.